Exhibit 99.1

GasLog Ltd. Reports Financial Results for the Three-Month Period Ended June 30, 2023

Hamilton, Bermuda, August 3, 2023, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG-PA), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended June 30, 2023.

Recent Developments

Agreement for Sale of GasLog Athens

On July 17, 2023, GasLog completed the sale of the GasLog Athens, a 145,000 cubic meter (“cbm”) steam turbine propulsion (“Steam”) LNG carrier to an unrelated third party. When the Memorandum of Agreement was signed, in January 2023, the vessel was reclassified as held for sale and a non-cash impairment loss of $9.3 million was recognized.

Merger Agreement with GasLog Partners

On April 6, 2023, GasLog entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GasLog Partners LP (“GasLog Partners” or the “Partnership”), GasLog Partners GP LLC, the general partner of the Partnership and Saturn Merger Sub LLC, a wholly owned subsidiary of GasLog (“Merger Sub”). Pursuant to the Merger Agreement, (i) Merger Sub would merge with and into the Partnership, with the Partnership surviving as a direct subsidiary of GasLog, and (ii) GasLog would acquire the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash (the “Transaction”), consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash (the “Special Distribution”) that would be distributed to the Partnership’s unitholders in connection with the closing of the Transaction and the remainder to be paid by GasLog as merger consideration at the closing of the Transaction.

The conflicts committee (the “Conflicts Committee”) of the Partnership’s board of directors, comprised solely of independent directors and advised by its own independent legal and financial advisors, unanimously recommended that the Partnership’s board of directors approve the Merger Agreement and determined that the Transaction was in the best interests of the Partnership and the holders of its common units unaffiliated with GasLog. Acting upon the recommendation and approval of the Conflicts Committee, the Partnership’s board of directors unanimously approved the Merger Agreement and the Transaction and recommended that the common unitholders of the Partnership vote in favor of the Transaction.

The Transaction was approved at the special meeting of the common unitholders of the Partnership held on July 7, 2023, based on the affirmative vote (in person and in proxy) of the holders of at least a majority of the common units of the Partnership entitled to vote thereon, voting as a single class, subject to a cutback for certain unitholders beneficially owning more than 4.9% of the outstanding common units (as provided for in the Partnership’s Seventh Amended and Restated Agreement of Limited Partnership and described in the proxy statement of the Partnership dated June 5, 2023 as filed with the Securities Exchange Commission (“SEC”)). The payment date for the Special Distribution was July 12, 2023. The Transaction closed on July 13, 2023 at 6:30 a.m. Eastern Time (the “Effective Time”) upon the filing of the certificate of merger with the Marshall Islands Registrar of Corporations. At the Effective Time, each common unit that was issued and outstanding immediately prior to the Effective Time (other than common units that, as of immediately prior to the Effective Time, were held by GasLog) was converted into the right to receive $5.37 in cash, without interest and reduced by any applicable tax withholding, for each common unit. Accordingly, holders of common units not already beneficially owned by GasLog who held their common units both on the Special Distribution record date of July 10, 2023 (subject to the applicability of due-bill trading) and at the Effective Time received overall consideration of $8.65 per common unit. Trading in the Partnership’s common units on the New York Stock Exchange (“NYSE”) was suspended on July 13, 2023, and delisting of the common units took place on July 24, 2023. The Partnership’s 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series A Preference Units”), 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series B Preference Units”) and 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series C Preference Units”) remain outstanding and continue to trade on the NYSE.

The merger consideration was partially financed by the borrowing of a term loan in an aggregate principal amount of $50.0 million under a Bridge Facility Agreement dated July 3, 2023 (the “Bridge Facility Agreement”), among Merger Sub, as the original borrower, GasLog, as guarantor, DNB (UK) Ltd., as arranger and bookrunner, the lenders party thereto and DNB Bank ASA, London Branch, as agent, with the Partnership succeeding to the obligations of Merger Sub upon the consummation of the Transaction. The aggregate principal amount outstanding under the Bridge Facility Agreement was repaid in full, together with accrued and unpaid interest, on July 26, 2023.

New Charter Agreements

During the second quarter of 2023, we signed a multi-month time charter agreement for the GasLog Sydney, a tri-fuel diesel electric (“TFDE”) LNG carrier, with Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”). In addition, the time charter agreement of the GasLog Gibraltar, a TFDE LNG carrier, with a wholly owned subsidiary of Shell plc (“Shell”) was extended by five years, following the exercise of their extension option, with the contract now set to expire in 2028. Post-quarter end, the time charter agreement of the Methane Alison Victoria, a Steam LNG carrier, with CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company, was also extended by one year, following the exercise of their extension option, with the contract now to expire in 2024. In addition, we agreed to a multi-year time charter agreement for the Solaris, a TFDE LNG carrier, with KE Fuel International Co., Ltd. (“Kansai”).

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Dividend Declarations

On August 2, 2023, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $14.3 million in the aggregate, payable on August 4, 2023, to shareholders of record as of August 3, 2023.

On August 2, 2023, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on October 2, 2023, to holders of record as of September 29, 2023.

Financial Summary

Amounts in thousands of U.S. dollars	For the three months ended
	June 30, 2022	June 30, 2023
Revenues	$216,096	$227,766
Profit for the period	$48,369	$73,392
Adjusted EBITDA[1]	$165,510	$178,523
Adjusted Profit[1]	$62,452	$66,660

 1 Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,887 available days for the quarter ended June 30, 2023, as compared to 3,175 available days for the quarter ended June 30, 2022. Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (for example, days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities). The decrease in available days was attributable to the increase in off-hire days for scheduled dry-dockings (nil dry-docking off-hire days in the three-month period ended June 30, 2022, compared to 78 dry-docking off-hire days in the three-month period ended June 30, 2023), the sale of the Methane Shirley Elisabeth in September 2022, and to the Floating Storage Regasification Unit (“FSRU”) conversion of the Alexandroupoli that started in February 2023.

Revenues were $227.8 million for the quarter ended June 30, 2023 ($216.1 million for the quarter ended June 30, 2022). The increase in revenues is mainly attributable to a net increase in revenues from our vessels operating in the spot and short-term markets in the second quarter of 2023. This net increase was partially offset by a decrease in available days explained above.

Profit for the period was $73.4 million for the quarter ended June 30, 2023 ($48.4 million for the quarter ended June 30, 2022). The increase in profit is mainly attributable to the non-cash impairment loss recognized in the second quarter of 2022 (nil in the second quarter of 2023), the increase in revenues, as discussed above, the increase in realized gain from derivatives held for trading and the increase in financial income, partially offset by the decrease in gain from the marked-to-market valuation of our derivative financial instruments carried at fair value through profit or loss due to changes in the forward yield curve and the increase in financial costs, mainly attributable to the increase in interest expense on loans, all as a result of the increased interest rates in the second quarter of 2023 as compared to the same period in 2022.

Adjusted EBITDA was $178.5 million for the quarter ended June 30, 2023 ($165.5 million for the quarter ended June 30, 2022). The increase in Adjusted EBITDA is mainly attributable to the increase in revenues of $11.7 million, as discussed above, and the decrease of $4.0 million in vessel operating and supervision costs, largely related to cost savings in 2023 following the relaxation of our COVID-19 enhanced protocols, partially offset by an increase in voyage expenses of $3.0 million.

Adjusted Profit was $66.7 million for the quarter ended June 30, 2023 ($62.5 million for the quarter ended June 30, 2022). The increase in Adjusted Profit is mainly attributable to the increase in Adjusted EBITDA, the increase in realized gain from derivatives held for trading and the increase in financial income, partially offset by the increase in financial costs, all as a result of the increase in interest rates in the second quarter of 2023 as compared to the same period in 2022.

As of June 30, 2023, GasLog had $488.1 million of cash and cash equivalents. An additional amount of $41.0 million of time deposits with an original duration greater than three months was classified under short-term cash deposits.

As of June 30, 2023, GasLog had an aggregate of $3.0 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $382.4 million is repayable within one year. Current bank borrowings include an amount of a) $152.5 million with respect to the credit facility of up to $450.0 million of GAS-four Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. with Credit Suisse AG, Nordea Bank Abp, filial I Norge, Iyo Bank Ltd., Singapore Branch and the Development Bank of Japan, Inc. which matures in February 2024, b) $31.6 million with respect to the associated debt of GasLog Athens classified as held for sale as of June 30, 2023 and c) $15.0 million with respect to a prepayment effected in July 2023 in accordance with the 7.75% Notes due in 2029. Furthermore, as of June 30, 2023, we also had an aggregate of $418.3 million of lease liabilities, of which $70.2 million is payable within one year.

As of June 30, 2023, the total remaining balance of the contract prices of the four LNG carriers on order was $618.1 million, of which $82.4 million is due within 12 months and will be funded by the four sale and leaseback agreements entered into on July 6, 2022 with CMB Financial Leasing Co., Ltd. (“CMBFL”).

As of June 30, 2023, GasLog’s current assets totaled $657.6 million, while current liabilities totaled $659.2 million, resulting in a negative working capital position of $1.6 million. Current liabilities include $73.6 million of unearned revenue in relation to hires received in advance of June 30, 2023 (which represents a non-cash liability that will be recognized as revenue in July 2023 as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. We anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations, existing and future borrowings and future sale and lease-back transactions. We believe that these anticipated sources of funds

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will be sufficient to meet our liquidity needs and to comply with our financial covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

GasLog Partners Preference Unit Repurchase Programme

In the quarter ended June 30, 2023, there were no repurchases of preference units, due to an extended blackout period in relation to the Transaction.

GasLog Preference Shares Repurchase Programme

On August 2, 2023, the board of directors approved a preference share repurchase programme of up to $35.0 million of the Company's Preference Shares, effective immediately. Under the terms of the preference repurchase programme, the Company may repurchase Preference Shares from time to time, at the Company's discretion, on the open market, in privately negotiated transactions or through redemptions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. The Company is not obligated under the preference repurchase programme to repurchase any specific dollar amount or number of Preference Shares, and the preference repurchase programme may be modified, suspended or discontinued at any time or never utilized.

Fleet Update

Owned Fleet

As of August 3, 2023, our wholly owned fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Alexandroupoli (3)	2010	153,600	n/a	TFDE	n/a	n/a
2	GasLog Savannah	2010	155,000	Multinational Oil and Gas Company	TFDE	July 2024	2025 (4)
3	GasLog Singapore	2010	155,000	NFE Transport Partners LLC (5)	TFDE	March 2025	June 2025 (5)
4	GasLog Genoa	2018	174,000	Shell	Dual-fuel medium speed propulsion (“X-DF”)	March 2027	2030-2033 (6)
5	GasLog Windsor	2020	180,000	Centrica (7)	X-DF	April 2027	2029-2033 (7)
6	GasLog Westminster	2020	180,000	Centrica	X-DF	July 2027	2029-2033 (7)
7	GasLog Georgetown	2020	174,000	Cheniere (8)	X-DF	November 2027	2030-2034 (8)
8	GasLog Galveston	2021	174,000	Cheniere	X-DF	January 2028	2031-2035 (8)
9	GasLog Wellington	2021	180,000	Cheniere	X-DF	June 2028	2031-2035 (8)
10	GasLog Winchester	2021	180,000	Cheniere	X-DF	August 2028	2031-2035 (8)
11	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035 (6)
12	GasLog Warsaw	2019	180,000	Endesa (9)	X-DF	May 2029	2035-2041 (9)
13	GasLog Wales	2020	180,000	Jera (10)	X-DF	March 2032	2035-2038 (10)

As of August 3, 2023, the Partnership’s owned fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Methane Rita Andrea	2006	145,000	Energy Major	Steam	October 2023	—
2	Solaris	2014	155,000	Energy Major	TFDE	October 2023	—
				Kansai		March 2030	—
3	GasLog Santiago	2013	155,000	Trafigura (12)	TFDE	December 2023	2028 (12)
4	GasLog Seattle	2013	155,000	Energy Trading Company (13)	TFDE	March 2024	—
5	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2024	2025 (8)
6	Methane Alison Victoria	2007	145,000	CNTIC VPower	Steam	October 2024	2025 (11)
7	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (6)
8	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (6)
9	GasLog Geneva	2016	174,000	Shell	TFDE	September 2028	2031 (6)
10	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2028	2031 (6)
11	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2029	—

Bareboat Vessels

As of August 3, 2023, our bareboat fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Skagen	2013	155,000	Tokyo LNG (14)	TFDE	September 2024	—
2	GasLog Saratoga (15)	2014	155,000	Mitsui (16)	TFDE	September 2024	—
3	GasLog Hong Kong	2018	174,000	TotalEnergies (17)	X-DF	December 2025	2028 (17)
4	GasLog Salem	2015	155,000	Gunvor (18)	TFDE	March 2026	—
5	Methane Julia Louise	2010	170,000	Shell	TFDE	March 2026	2029-2031 (6)
6	GasLog Houston	2018	174,000	Shell	X-DF	May 2028	2031-2034 (6)

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As of August 3, 2023, the Partnership’s bareboat fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Sydney (15)	2013	155,000	Centrica	TFDE	May 2024	—
2	GasLog Shanghai	2013	155,000	Woodside (19)	TFDE	March 2025	2026 (19)
3	Methane Heather Sally	2007	145,000	SEA Charterer (20)	Steam	July 2025	—

(1)	Indicates the expiration of the initial term.

(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	The vessel GasLog Chelsea was renamed to Alexandroupoli in February 2023. The vessel is currently undergoing conversion into an FSRU.

(4)	The charterer has the right to extend the charter by an additional period of one year, provided that the charterer gives us advance notice of the declaration.

(5)	The vessel is chartered to New Fortress Energy Transport Partners LLC (“NFE Transport Partners LLC”). The charterer has the right to extend the charter by an additional period of 90 days, provided that the charterer gives us advance notice of the declaration.

(6)	Shell has the right to extend the charters of (a) the GasLog Genoa, the GasLog Houston and the GasLog Gladstone by two additional periods of three years, (b) the Methane Julia Louise for a period of either three or five years, (c) the GasLog Greece and the GasLog Glasgow for a period of five years and (d) the GasLog Geneva and the GasLog Gibraltar for a period of three years, provided that Shell gives us advance notice of the declarations.

(7)	Centrica has the right to extend the charters by three additional periods of two years, provided that Centrica gives us advance notice of declaration.

(8)	The vessel is chartered to Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy, Inc. (“Cheniere”). Cheniere has the right to extend the charters of (a) the GasLog Georgetown, the GasLog Galveston, the GasLog Wellington and the GasLog Winchester by three consecutive periods of three years, two years and two years, respectively and (b) the Methane Jane Elizabeth by an additional period of one year, provided that Cheniere gives us advance notice of the declarations.

(9)	“Endesa” refers to Endesa S.A. Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that Endesa gives us advance notice of declaration.

(10)	“Jera” refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s Jera Co., Inc. Jera has the right to extend the charter by two additional periods of three years, provided that Jera gives us advance notice of declaration.

(11)	CNTIC VPower may extend the term of the related charter by an additional period of one year, provided that the charterer gives us advance notice of declaration.

(12)	The vessel is chartered to Trafigura Maritime Logistics PTE Ltd. (“Trafigura”). Trafigura may extend the term of this time charter for a five-year period, provided that the charterer gives us advance notice of declaration.

(13)	The vessel is chartered to a Swiss-headquartered energy trading company.

(14)	The vessel is chartered to Tokyo LNG Tanker Co. Ltd. (“Tokyo LNG”).

(15)	On March 30, 2023 GAS-five Ltd. and GAS-nine Ltd. sold the GasLog Sydney and the GasLog Saratoga respectively, to a wholly owned subsidiary of China Development Bank Leasing (“CDBL”) and leased them back for a period of five years, with no repurchase option or obligation.

(16)	The vessel is chartered to Mitsui & Co., Ltd. (“Mitsui”).

(17)	The vessel is chartered to TotalEnergies Gas & Power Limited, a wholly owned subsidiary of TotalEnergies SE (“TotalEnergies”). TotalEnergies has the right to extend the charter for a period of three years, provided that TotalEnergies provides us with advance notice of declaration.

(18)	The vessel is chartered to Clearlake Shipping Pte. Ltd., a wholly owned subsidiary of Gunvor Group Ltd. (“Gunvor”).

(19)	The vessel is chartered to Woodside Energy Shipping Singapore Pte. Ltd. (“Woodside”). The charterer has the right to extend the charter by an additional period of one year, provided that the charterer gives us advance notice of declaration.

(20)	The vessel is chartered to a Southeast Asian charterer (“SEA Charterer”).

Future Deliveries

As of August 3, 2023, GasLog has four newbuildings on order at Daewoo Shipbuilding and Marine Engineering Co., Ltd.:

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LNG Carrier	Expected Delivery	Cargo Capacity (cbm)	Charterer	Propulsion(1)	Estimated Charter Expiration(2)
Hull No. 2532	Q3 2024	174,000	Multinational Oil and Gas Company	MEGI	2031
Hull No. 2533	Q3 2024	174,000	Mitsui	MEGI	2033
Hull No. 2534	Q3 2025	174,000	Woodside	MEGI	2035
Hull No. 2535	Q4 2025	174,000	Woodside	MEGI	2035

____________

(1)	M-type, Electronically controlled Gas Injection (“MEGI”) engine.

(2)	Charter expiration to be determined based upon actual date of delivery.

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EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2022 and June 30, 2023

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2022	June 30, 2023
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	28,823	42,564
Deferred financing costs	8,778	8,173
Other non-current assets	2,092	3,075
Derivative financial instruments, non-current portion	13,225	10,776
Tangible fixed assets	4,514,663	3,974,881
Vessels under construction	210,099	444,726
Right-of-use assets	416,485	515,371
Total non-current assets	5,203,676	5,009,077
Current assets
Vessel held for sale	—	54,450
Trade and other receivables	22,897	27,588
Dividends receivable and other amounts due from related parties	61	886
Derivative financial instruments, current portion	25,383	23,348
Inventories	8,483	10,645
Prepayments and other current assets	7,262	11,546
Short-term cash deposits	36,000	41,000
Cash and cash equivalents	368,286	488,124
Total current assets	468,372	657,587
Total assets	5,672,048	5,666,664
Equity and liabilities
Equity
Preference shares	46	46
Share capital	954	954
Contributed surplus	658,888	658,888
Reserves	16,464	15,838
Retained earnings	108,685	139,865
Equity attributable to owners of the Group	785,037	815,591
Non-controlling interests	936,741	976,672
Total equity	1,721,778	1,792,263
Current liabilities
Trade accounts payable	19,725	28,787
Ship management creditors	14	55
Amounts due to related parties	26	179
Derivative financial instruments, current portion	2,834	3,058
Other payables and accruals	166,932	174,615
Borrowings, current portion	294,977	382,359
Lease liabilities, current portion	48,548	70,176
Total current liabilities	533,056	659,229
Non-current liabilities
Derivative financial instruments, non-current portion	5,498	13,669
Borrowings, non-current portion	3,004,767	2,625,133
Lease liabilities, non-current portion	287,828	348,120
Other non-current liabilities	119,121	228,250
Total non-current liabilities	3,417,214	3,215,172
Total equity and liabilities	5,672,048	5,666,664

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Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2022 and 2023

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Revenues	216,096	227,766	429,819	459,065
Voyage expenses and commissions	(1,995)	(5,003)	(7,327)	(9,718)
Vessel operating and supervision costs	(42,446)	(38,390)	(86,083)	(78,411)
Depreciation	(58,008)	(59,900)	(112,841)	(116,134)
Impairment loss	(28,027)	—	(56,911)	(11,740)
Loss on disposal of non-current assets	—	—	(577)	(1,309)
General and administrative expenses	(6,884)	(8,645)	(16,902)	(17,206)
Profit from operations	78,736	115,828	149,178	224,547
Financial costs	(39,466)	(63,557)	(76,835)	(128,054)
Financial income	353	5,886	412	9,925
Gain on derivatives	8,330	14,143	45,731	10,473
Share of profit of associates	416	1,092	935	1,525
Total other expenses, net	(30,367)	(42,436)	(29,757)	(106,131)
Profit for the period	48,369	73,392	119,421	118,416
Attributable to:
Owners of the Group	45,729	46,793	90,524	64,828
Non-controlling interests	2,640	26,599	28,897	53,588
	48,369	73,392	119,421	118,416

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Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2022 and 2023

(Amounts expressed in thousands of U.S. Dollars)

	For the six months ended
	June 30, 2022	June 30, 2023
Cash flows from operating activities:
Profit for the period	119,421	118,416
Adjustments for:
Depreciation	112,841	116,134
Impairment loss	56,911	11,740
Loss on disposal of non-current assets	577	1,309
Share of profit of associates	(935)	(1,525)
Financial income	(412)	(9,925)
Financial costs	76,835	128,054
Gain on derivatives (excluding realized loss/gain on forward foreign exchange contracts held for trading)	(47,558)	(8,235)
Share-based compensation	463	327
	318,143	356,295
Movements in working capital	(6,583)	(12,570)
Net cash provided by operating activities	311,560	343,725
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(117,196)	(121,688)
Proceeds from sale and leasebacks of tangible fixed assets, net	123,448	278,297
Proceeds from FSRU forthcoming sale	79,526	106,896
Other investments	(103)	(13,229)
Payments for right-of-use assets	—	(4,312)
Dividends received from associate	—	425
Purchase of short-term cash deposits	(10,000)	(92,000)
Maturity of short-term cash deposits	—	87,000
Financial income received	222	9,575
Net cash provided by investing activities	75,897	250,964
Cash flows from financing activities:
Proceeds from loans and bonds, net of discount	312,638	82,444
Loan and bond repayments	(543,116)	(374,023)
Principal elements of lease payments	(18,707)	(27,868)
Interest paid	(73,511)	(114,245)
Release of cash collaterals for swaps	990	—
Payment of loan and bond issuance costs	(1,580)	(724)
Proceeds from interest rate swaps termination	—	3,706
Payment of equity raising costs	(20)	—
Dividends paid (common and preference)	(55,400)	(44,789)
Repurchase of GasLog Partners’ preference units	(18,740)	—
Net cash used in financing activities	(397,446)	(475,499)
Effects of exchange rate changes on cash and cash equivalents	(480)	648
(Decrease)/increase in cash and cash equivalents	(10,469)	119,838
Cash and cash equivalents, beginning of the period	282,246	368,286
Cash and cash equivalents, end of the period	271,777	488,124

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EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA and Adjusted Profit

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and the costs relating to the 2021 take-private transaction with BlackRock’s Global Energy & Power Infrastructure team and the Transaction (collectively such costs, the “Transaction Costs”). Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium/discount, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. EBITDA, Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and Transaction Costs; and in the case of Adjusted Profit, write-off and accelerated amortization of unamortized loan/bond fees and premium/discount, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA and Adjusted Profit are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA and Adjusted Profit, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in this presentation. Our presentation of Adjusted EBITDA and Adjusted Profit should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Profit for the period	48,369	73,392	119,421	118,416
Depreciation	58,008	59,900	112,841	116,134
Financial costs	39,466	63,557	76,835	128,054
Financial income	(353)	(5,886)	(412)	(9,925)
Gain on derivatives	(8,330)	(14,143)	(45,731)	(10,473)
EBITDA	137,160	176,820	262,954	342,206
Foreign exchange (gains)/losses, net	(207)	195	72	888
Restructuring costs	211	—	1,689	136
Transaction Costs	319	1,508	840	2,332
Impairment loss	28,027	—	56,911	11,740
Loss on disposal of non-current assets	—	—	577	1,309
Adjusted EBITDA	165,510	178,523	323,043	358,611

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Reconciliation of Profit to Adjusted Profits:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Profit for the period	48,369	73,392	119,421	118,416
Non-cash (gain)/loss on derivatives	(14,442)	(8,451)	(60,654)	770
Write-off of unamortized loan fees	—	—	1,150	1,676
Foreign exchange (gains)/losses, net	(207)	195	72	888
Restructuring costs	211	—	1,689	136
Transaction Costs	319	1,508	840	2,332
Impairment loss	28,027	—	56,911	11,740
Loss on disposal of non-current assets	—	—	577	1,309
Unrealized foreign exchange losses/(gains), net on cash	175	16	480	(648)
Adjusted Profit	62,452	66,660	120,486	136,619

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